

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2007

Via U.S. mail and facsimile

Mr. Dino A. Rossi
President, Chief Executive Officer
Balchem Corporation
P.O. Box 600
New Hampton, NY 10958

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Proxy Statement on Schedule 14A**
> **File No. 1-13648**

Dear Mr. Rossi:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business

Raw Materials, page 3

2. Please identify your raw materials.

Backlog, page 4

3. Please indicate the portion of backlog not reasonably expected to be filled within the current fiscal year. Also, delete the phrase "within a short time" and state the approximate amount of time you are able to ship products after receipt of a product order.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Earnings Before Income Taxes, page 14

4. We note your table on page 14 quantifying the amounts of business segment earnings before income taxes. Please revise to also provide a more comprehensive analysis of the reasons for fluctuations in your business segment earnings before income taxes between each period presented.

Gross Margin, page 15

5. Please enhance your discussion of changes in segment gross margin percentage by revising your segment MD&A for each period presented to quantify the gross margin and gross margin percentage for each segment.

Consolidated Financial Statements

Note 1 – Business Description and Summary of Significant Accounting Policies

General

6. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling expenses and the general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling expenses or general and administrative expenses.

Business Concentrations, page 31

7. We note your disclosures here and on page 7 which indicate that, during the periods presented, you had at least one customer that accounted for 10% or more of your consolidated net sales. Please disclose, in both places, the name of any significant customers, the loss of which could adversely impact your business and results. See Item 101(c)(1)(vii) of Regulation S-K.

PROXY STATEMENT ON SCHEDULE 14A, FILED APRIL 27, 2007

Compensation Discussion and Analysis, page 14

Cash Based Incentives, page 16

8. In future filings, please identify and quantify each specific performance goal you use to determine bonus.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Staff Attorney, at (202) 551-3711 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief